                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2008

                         Commission file number: 0-30394

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)
                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------

                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]   Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The following documents are being furnished by Metalink Ltd. pursuant to this
Report on Form 6-K:

Document 1. Letter to Shareholders from the Chairman of the Board of Directors

Document 2. Notice of Annual General Meeting of Shareholders of Metalink Ltd.

Document 3. Proxy Statement

Document 4. Proxy Card

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            METALINK LTD.

Date: November 25, 2008                     By: /s/ Yuval Ruhama
                                            --------------------
                                            Yuval Ruhama
                                            Chief Financial Officer

                                                               November 26, 2008

Dear Fellow Shareholder,

     You are cordially invited to attend the 2008 Annual General Meeting of
Shareholders of Metalink Ltd. to be held on Monday, December 29, 2008, at 6:00
p.m. (Israel time), at Metalink's offices in Yakum Business Park, Yakum, Israel.

     We encourage you to read the accompanying Notice and Proxy Statement of the
2008 Annual General Meeting of Shareholders carefully, which discuss in detail the various matters to be voted upon at the meeting.

     YOUR VOTE IS VERY IMPORTANT TO US! Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the meeting. No postage is required if mailed in the United States.

     We appreciate your continuing interest in Metalink Ltd.

                                            Very truly yours,

                                            /s/ UZI ROZENBERG

                                            CHAIRMAN OF THE BOARD OF DIRECTORS

                                  METALINK LTD.

                              ---------------------

                  NOTICE OF THE 2008 ANNUAL GENERAL MEETING OF
                                  SHAREHOLDERS
                         TO BE HELD ON DECEMBER 29, 2008

                              ---------------------

To the Shareholders of Metalink Ltd. ("we," "Metalink" or the "Company"):

     Notice is hereby given that the 2008 Annual General Meeting of Shareholders
(the "Meeting" or the "2008 Annual General Meeting") of Metalink will be held on
Monday, December 29, 2008 at 6:00 p.m. (Israel time), at Metalink's offices in
Yakum Business Park, Yakum, Israel, for the following purposes:

     1.   To re-elect Tzvi Shukhman, Uzi Rozenberg and Efi Shenhar, as directors;

     2.   To re-elect Meir Bar-El to an additional 3 years term as an outside director;

     3.   To reappoint Brightman Almagor & Co., Certified Public Accountants
          (Israel), a member of Deloitte Touche Tohmatsu, to serve as our auditors until immediately following the next annual general meeting of shareholders, and to authorize the Board of Directors of the
          Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so;

     4.   To review and consider the audited financial statements of the Company for the year ended December 31, 2007;

     5.   To transact such other business as may properly come before the meeting or any adjournment thereof.

     The Company's Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the 2008 Annual General Meeting. Items 4 and 5 will not require a vote by shareholders.

     Shareholders of record at the close of business on November 25, 2008 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

     Shareholders who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy and to promptly mail it in the enclosed pre-addressed envelope, so as to be received not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

     Proxies that are not otherwise marked with respect to any matter shall be voted in accordance with the Board of Directors' recommendation.

     JOINT HOLDERS OF SHARES SHOULD TAKE NOTE THAT, PURSUANT TO THE ARTICLES OF
ASSOCIATION OF THE COMPANY, THE VOTE OF THE SENIOR OF JOINT HOLDERS OF ANY SHARE
WHO TENDERS A VOTE, WHETHER IN PERSON OR BY PROXY, WILL BE ACCEPTED TO THE
EXCLUSION OF THE VOTE(S) OF THE OTHER HOLDER(S) OF THE SHARE, AND FOR THIS
PURPOSE, SENIORITY WILL BE DETERMINED BY THE ORDER IN WHICH THE NAMES STAND IN
THE COMPANY'S REGISTER OF MEMBERS.

                                            By Order of the Board of Directors,

                                            /s/ UZI ROZENBERG

                                            CHAIRMAN OF THE BOARD OF DIRECTORS

Dated:  November 26, 2008

                                  METALINK LTD.
                               YAKUM BUSINESS PARK
                               YAKUM 60972, ISRAEL

                              ---------------------
                                 PROXY STATEMENT
                              ---------------------

                   2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

     This Proxy Statement is being furnished to holders of ordinary shares, NIS
0.1 nominal value (the "Ordinary Shares"), of Metalink Ltd. ("we," "Metalink" or
the "Company") in connection with the solicitation of proxies by the Board of
Directors for use at the 2008 Annual General Meeting of Shareholders (the
"Meeting" or the "2008 Annual General Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2008 Annual General Meeting of
Shareholders. The Meeting will be held on Monday, December 29, 2008 at 6:00 p.m.
(Israel time), at Metalink's offices in Yakum Business Park, Yakum, Israel.

It is proposed that at the Meeting the following resolutions shall be adopted:

     1.   To re-elect Tzvi Shukhman, Uzi Rozenberg and Efi Shenhar, as directors;

     2.   To re-elect Meir Bar-El to an additional 3 years term as an outside director; and

     3.   To reappoint Brightman Almagor & Co., Certified Public Accountants
          (Israel), a member of Deloitte Touche Tohmatsu, to serve as our auditors until immediately following the next annual general meeting of shareholders, and to authorize the Board of Directors of the
          Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so; and

     4.   In the Meeting, shareholders will also be asked to review and consider the audited financial statements of the Company for the year ended
          December 31, 2007.

     The Company currently is not aware of any other matters which will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Company's Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the Meeting.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING AND QUORUM

     Only holders of record of the Ordinary Shares, as of the close of business on the record date, November 25, 2008 (the "Record Date") are entitled to notice of, and to vote at, the Meeting. As of November 21st, 2008, the Company had
23,593,732 Ordinary Shares issued and outstanding. Each Ordinary Share outstanding on the Record Date will entitle its holder to one vote upon each of the matters to be presented at the Meeting. A quorum must be present in order for the Meeting to be held. The presence, in person or by proxy, of at least two of the Company's shareholders holding shares that are entitled to vote in the aggregate at least one third (1/3) of the voting power of the Company on the
Record Date will constitute a quorum for the transaction of business at the
Meeting.

     Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes "for" or "against" the matter.

PROXIES

     Shareholders who are unable to attend the Meeting in person, are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received by the Company not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States.

     If no direction is indicated with respect to any matter on a properly executed proxy, such proxy will be voted in accordance with the Board of
Director's recommendation. If any other matters are properly presented for action at the Meeting (which is currently not anticipated), the proxy holders will vote on such matters in accordance with their best judgment.

     A shareholder returning a proxy may revoke it at any time before the exercise thereof by filing with the Company a revocation in writing or a duly executed proxy bearing a later date. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Metalink Ltd., Yakum Business Park, Yakum 60972, Israel, Attention: Eran
Vital, Legal Counsel.

     Proxies for use at the Meeting are being solicited by the Company's Board of Directors. Proxies are being mailed to shareholders on or about November 26,
2008 and will be solicited primarily by mail. However, certain of the Company's officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expense of brokerage firms and others for forwarding material to the beneficial owners of the Company's Ordinary Shares.

                          OWNERSHIP OF ORDINARY SHARES

     The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of November 21st, 2008, by each person who is known by us to own beneficially more than 5% of the outstanding Ordinary
Shares.

     The information contained herein has been obtained from the Company's records, from information furnished by the individual or entity to the Company or from public filings.

                               Number of Ordinary     Percentage of
                              Shares Beneficially  Outstanding Ordinary
Name                                Owned(1)            Shares(2)
---------                          ---------            ---------

Tzvi Shukhman                      5,910,306                25.05%

Uzi Rozenberg (3)                  4,775,348                20.23%

Harel Insurance
Investments & Financial
Services Ltd. (4)                  1,694,045                 7.18%

--------------------------------------------------------------------------------

     1.   Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Ordinary shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of November 21st, 2008.

     2.   The percentage of outstanding ordinary shares is based on 23,593,732 ordinary shares outstanding as of November 21st, 2008. Ordinary Shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of November 21st, 2008 are treated as outstanding only for the purposes of determining the percentage owned by such person or group.

     3.   Includes 1,000,000 Ordinary Shares owned of record by U.S.R.
          Electronic Systems (1987) Ltd., an Israeli company, wholly owned by
          Mr. Rozenberg and his wife, Mrs. Shoshana Rozenberg.

     4.   Based on a Schedule 13G filed by Harel Insurance Investments &
          Financial Services Ltd. with the Securities and Exchange Commission on
          May 5, 2008.

PROPOSALS FOR THE ANNUAL GENERAL MEETING

                         ITEM 1 - ELECTION OF DIRECTORS

     The Company currently has a Board of six directors, including two outside directors. Directors of the Company, other than the outside directors, are elected at each annual meeting of shareholders.

     At the Meeting, shareholders will be asked to re-elect the following three
(3) directors to serve as members of the Company's Board of Directors: (1) Tzvi
Shukhman; (2) Uzi Rozenberg; and (3) Efi Shenhar. Mr. Joe Markee will not stand for re-election.

     If elected, directors who are not executive officers shall not receive compensation for their service on the Board of Directors or any committee of the board of directors, but they shall be reimbursed for their expenses for each
Board of Directors meeting attended.

     It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the three (3) nominees named above as directors of the Company, each to hold office until the next annual general meeting or until his successor shall have duly taken officer.

     The three (3) nominees named above were recommended by all of the independent directors in accordance with the NASDAQ rules regarding corporate governance. In the event any one or more of such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. In addition, the
Company is not aware of any understandings or agreements with respect to the future election of any nominees named herein.

     Other than Mr. Rozenberg and Mr. Shenhar, who are brothers, there are no family relations between the nominees named below. Of the current members of the
Board of Directors, only Tzvi Shukhman is employed by the Company. The other members of the Board of Directors, Uzi Rozenberg, Efi Shenhar, Naama Zeldis and
Meir Bar-El, have been determined by the Board of Directors to meet the requirements under the NASDAQ rules to qualify as "independent directors,"
except that Mr. Rozenberg would not be considered independent for purposes of
Audit Committee membership. All members of the Company's Audit Committee are
"independent directors."

     The following information is supplied with respect to each person nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees. Reference is made to the above chart entitled "Ownership of Ordinary
Shares" for information pertaining to share ownership by certain nominees.

A brief biography of each director nominee is set forth below:

     TZVI SHUKHMAN, a co-founder of the Company, has served as the Company's
Chief Executive Officer from the Company's inception in 1992 and as Chairman of the Company's Board of Directors, until December 2007. Prior to May 1999, Mr.
Shukhman served as the Company's President. From March 1989 until March 1993,
Mr. Shukhman served as an independent consultant for RAD Data Communications
Ltd. and ECI Telecom Ltd. Prior thereto, Mr. Shukhman served in the Israel
Defense Forces where he founded a group involved in digital signal processing applications. Mr. Shukhman has an M.Sc. degree from the Technion, Israel
Institute of Technology.

     UZI ROZENBERG, a co-founder of our company, has served as a director from
1992 until 1997 and August 1999 to the present, and as Chairman of the Company's
Board of Directors from December 2007 to the present. Mr. Rozenberg is also the founder and Chief Executive Officer of USR Electronics Systems (1987) Ltd. since
February 1987. Mr. Rozenberg served as a director of Orbot Ltd. from 1992 to
1996 and as a director of Gibor Sport Ltd. from 1993 to 1997. Mr. Rozenberg and
Mr. Shenhar are brothers.

     EFI SHENHAR has served as a director since July 1995. Mr. Shenhar is the
Corporate Chief Executive Officer & President of USR Group. Mr. Shenhar
currently serves as a member of the board of directors of USR Electronic Systems
(1987) Ltd. From March 1987 until February 2003, Mr. Shenhar has served as a
Vice President of USR Electronics Systems (1987) Ltd., an electronic manufacturing services company. Mr. Shenhar has a B.A. in accounting and economics from Tel Aviv University and an M.B.A. from Herriot Watt University.
Mr. Shenhar is a certified public accountant. Mr. Shenhar and Mr. Rozenberg are brothers.

     It is proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that Tzvi Shukhman be re-elected to serve as a member of the
     Board of Directors of the Company, effective immediately."

     "RESOLVED, that Uzi Rozenberg be re-elected to serve as a member of the
     Board of Directors of the Company, effective immediately."

     "RESOLVED, that Efi Shenhar be re-elected to serve as a member of the Board of Directors of the Company, effective immediately."

     Approval of this matter will require the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE
ELECTION OF THE SAID NOMINEES.

                      ITEM 2 - ELECTION OF OUTSIDE DIRECTOR

     Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli
Companies Law, 5759-1999 (the "Companies Law"), to have at least two "outside directors." To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any "affiliations"
with the company or its "affiliates," as such terms are defined in the Companies
Law. In addition, no individual may serve as an outside director if the individual's position or other activities create or may create a conflict of interest with his or her role as an outside director. For a period of two years from termination from office, a former outside director may not serve as a director or employee of the company or provide professional services to the company for compensation.

     The outside directors are required to be elected by the shareholders. The initial term of an outside director is three years and may be extended for one additional term of three years. Thereafter, he or she may be re-elected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the outside director's expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period is beneficial to the company. All of the outside directors of a company must be members of its audit committee and each other committee of a company's board of directors must include at least one outside director.

     Currently, Ms. Naama Zeldis and Mr. Meir Bar-El serve as the Company's outside directors. Ms. Zeldis was elected as an outside director for a term of three years at the 2006 annual shareholders and her term will expire in December
2009.

     Mr. Bar-El was initially elected as an outside director for a term of three years at the 2002 annual shareholders meeting and at the 2005 annual shareholders meeting, the shareholders re-elected Mr. Bar-El as an outside director for a second term of three years.

     At the Meeting, shareholders will be asked to re-elect Mr. Bar-El as an outside director to the Company's Board of Directors for a third term of three years. Our audit committee and board of directors approved that, in light of Mr.
Bar-El's expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period is in the best interests of the Company.

     For your information, a brief biography of Mr. Bar-El is set forth below:

     MEIR BAR-EL has served as a director since November 2002. Mr. Bar-El currently serves as a director of Extra Plastic Ltd. Mr. Bar-El currently serves as the Deputy General Director, and Director of the General Division of the
Manufacturers' Association of Israel, a General Director of the Israeli Plastics
& Rubber Industry, and a General Director of the Israeli Furniture Industries
Association. Mr. Bar-El also has served as a Director for the Wood Products &
Furniture Export Economic Company. Mr. Bar-El has a B.A. in Economics from
Jerusalem University.

     Our outside directors are entitled to an annual fee of NIS 42,600
(equivalent to approximately $10,650) and an attendance fee of NIS 2,200
(equivalent to approximately $550) per meeting attended.

     It is proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, to re-elect Mr. Meir Bar-El as an outside director of the
     Company for a term of three years."

     Approval of this matter will require the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, provided that either (1) at least one third of the Ordinary Shares of non-controlling shareholders voted at the meeting vote in favor of re-election of the outside director or (2) the total number of Ordinary Shares of non-controlling shareholders voted against the re-election of the director does not exceed one percent of the aggregate voting rights in the company.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL
OF THE PROPOSED RESOLUTION.

                       ITEM 3 - REAPPOINTMENT OF AUDITORS

     At the Meeting, the shareholders will be asked to approve the reappointment of Brightman Almagor & Co., Certified Public Accountants (Israel), a member of
Deloitte Touche Tohmatsu, as the Company's auditors until the next annual general meeting of shareholders. The auditors have no relationship with us or with any of the Company's affiliates, except as auditors and, to a limited extent, as tax consultants. The Audit Committee and Board of Directors believe that such limited non-audit function does not affect the independence of
Brightman Almagor & Co.

     At the Meeting, the shareholders will also be asked to authorize the Board of Directors of the Company to fix the compensation of the Company's auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee of the Board of Directors. With respect to the year
2007, the Company paid Brightman Almagor & Co. and its affiliates US$41,000 for auditing services and approximately US$18,000 for other services.

     It is proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that Brightman Almagor & Co., certified Public Accountants
     (Israel) a member of Deloitte Touche Tohmatsu, is hereby appointed as the auditors of the Company until immediately following the next annual general meeting of shareholders."

     "RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit
     Committee of the Board of Directors."

     Approval of this matter will require the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on this matter.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL
OF THE ABOVE RESOLUTIONS.

               ITEM 4 - REVIEW AND CONSIDERATION OF THE FINANCIAL
                            STATEMENTS OF THE COMPANY

     In accordance with applicable Israeli law, at the Meeting, the audited financial statements of the Company for the year ended December 31, 2007 and the related auditor's report in respect thereof will be presented and discussed.

     The audited financial statements of the Company for the year ended December
31, 2007 and the related auditor's report were filed with the Securities and
Exchange Commission ("SEC") under a Report on Form 6-K on March 31, 2008, and is available at the SEC's website, www.sec.gov and at our website, www.MTLK.com.
None of the auditors' report and the financial statements or the contents of our website form part of the proxy solicitation material.

     We received an exemption from the requirements of NASDAQ to include the audited financial minutes in the mailing of this proxy statement.

     This item will not involve a vote of the shareholders.

                             ITEM 5 - OTHER MATTERS

     It is not anticipated that any matters other than those on the agenda described above will be presented at the Meeting. If any other matters are properly presented to the Meeting, the persons named on the enclosed proxy will have discretionary authority to vote all proxies on such matters in accordance with their best judgment.

                                            /s/ UZI ROZENBERG

                                            CHAIRMAN OF THE BOARD OF DIRECTORS
Dated: November 26, 2008

                                  METALINK LTD.

                                      PROXY

The undersigned hereby appoints Tzvi Shukhman, and Yuval Ruhama, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares in Metalink Ltd. (the "Company") which the undersigned is entitled to vote at the 2008 Annual General Meeting of
Shareholders (the "Annual Meeting") to be held at Metalink's offices in Yakum
Business Park, Yakum, Israel, on December 29, 2008, at 6:00 p.m. (Israel time), and any postponement or adjournment thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders
and Proxy Statement relating to the Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this
Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

[X]  Please mark your votes as in this example using dark ink only

--------------------------------------------------------------------------------
     1. Re-Election of Tzvi Shukhman, Uzi Rozenberg and Efi Shenhar as directors
--------------------------------------------------------------------------------

     [_] FOR all nominees listed above (except those whose names have been crossed out or written on the line below)

     [_] AGAINST all nominees listed above

     To withhold authority to vote for any individual nominees listed above, cross out that nominee's name.

     To vote against any individual nominee listed above, write that nominee's name on the line below.

--------------------------------------------------------------------------------
     2. Re-Election of Mr. Bar-El as an outside director for a three-year term.
--------------------------------------------------------------------------------

                      [_] FOR   [_] AGAINST   [_] ABSTAIN

--------------------------------------------------------------------------------
     3.   Reappointment of Brightman Almagor & Co., Certified Public Accountants
          (Israel), a member of Deloitte Touche Tohmatsu, as the Company's independent auditors until the next annual general meeting of shareholders.
--------------------------------------------------------------------------------

                      [_] FOR   [_] AGAINST   [_] ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice of Annual General Meeting of
Shareholders and Proxy Statement of the Company relating to the Annual Meeting.

_____________Date: ,2008    _______ Date__________________________,2008 ______________________
  SIGNATURE                             SIGNATURE IF HELD JOINTLY        TITLE (if applicable)

Please date, sign exactly as your name appears on this proxy and promptly return in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.
If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in partnership name by authorized person.

           THE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.